UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

No 43-2, Jalan Besar Kepong,

Pekan Kepong, 52100 Kuala Lumpur

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

In connection with the extraodinary general meeting of shareholders of SAGTEC GLOBAL LIMITED (the “Company”), attached hereto and incorporated by reference herein are Notice of Extraordinary General Meeting and Proxy Statement and Form of Proxy Card.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

Date: August 26, 2025	By:	/s/ Ng Chen Lok
	Name:	Ng Chen Lok
	Title:	Chairman, Chief Executive Officer and Executive Director

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